

INVEST IN **PLUS.FAN**

# The Future of Fan Engagement Starts Now

plus.fan    Worcester, MA

# Highlights

1    20 teams from 8 countries and 4 sports signed since launch.

Averaging over 1 club per month.

**2** Averaging 88% fan member retention after 90 days

**3** AI powered Playbook to automate content creation, scheduling and optimize engagement launching Fall

**4** Experienced team of startup founders with prior software exits and minor league team management.

# Featured Investor

 **Helder Machado** in

Invested $50,000 ⓘ

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**Syndicate Lead**
Founder and CEO Machado Consulting, Technology and Cybersecurity Leader, Retired Army Combat Veteran, Entrepreneur, Board Member and Sailor

"I am incredibly excited about the Plus.Fan platform as a business opportunity and honored to be part of its journey. As an avid sports fan and a seasoned technology entrepreneur, Plus.Fan represents a powerful convergence of two of my lifelong passions. With over 30 years in the IT and cybersecurity industry and as the CEO of Machado Consulting for the past 24 years, I've witnessed firsthand what it takes to build and scale successful technology ventures. My military service, including roles as Network Operations Chief and Army Chief Information Officer at Hanscom Air Force Base, has instilled in me a deep understanding of leadership, strategy, and technological innovation. What sets Plus.Fan apart is not just its innovative approach to fan engagement but also the exceptional team behind it. Having known the founding team for over fifteen years, I have complete confidence in their vision, capabilities, and integrity. Their dedication and track record assure me that they are the right team to lead this bold new venture. Plus.Fan is addressing a significant gap in the sports industry by providing teams with a scalable platform to deepen fan engagement. The platform's early success, with 24 teams in 7 countries, demonstrates its potential. Plus.Fan has all the right elements: a compelling product, a clear market need, and a capable, driven team. I am excited to advise the leadership team and lead the Wefunder investment group to help make this vision a reality."

# Our Team



### Steve Paris Chief Executive Officer

25+ yrs corporate including General Mills, Nestlé Marketing, Sales, SaaS, loyalty analytics Team Management at Pinzgau Saalfelden



### David Crouch Chief Operating Officer

30+ yrs sales and client services in software industry experienced founder with exit COO at Ultra Commerce, CEO and Founder at Slatwall Commerce (Acquired)



## Brad Gustavesen Chief Marketing Officer

20+ yrs eCommece, web development experienced founder with exit global CMO at Ultra Commerce CMO & Founder at Slatwall Commerce (Acquired)



## Sumit Verma Chief Technology Officer

25+ yrs in software industry and tech consulting experienced founder with exit CTO at Ultra Commerce and product architect, CTO & Founder at Slatwall Commerce (Acquired)



## Duncan Stewart Chief Commercial Officer

A commercial, sales, marketing senior leader with a 30 year track record of driving sustainable growth on both the agency and client side in marketing and SaaS, working with the largest CPG and retail brands in the world



## Harsh Verma Managing Director, India

IT and technology industry veteran leader. Held key leadership roles in organizations like IBM India Pvt. Ltd., SAS India Pvt. Ltd., Satyam Computers.



## Helder Machado Advisor



Founder of Machado, an IT services company delivering managed IT, Cybersecurity and Compliance solutions to small and medium sized clients.



### Peter Ward Consulting Advisor

Peter has deep experience in building and scaling sport technology businesses. He founded WeTrack, a SaaS platform used by world cups and major global sport properties. He led WeTrack through multiple funding rounds to a successful acquisition in 2023.



### Rob Elder Advisor

Senior-level digital media CXO with 25+ years of experience driving revenue, building and managing multi-team organizational structures, corporate and strategic partnerships, board/investor management, and M&A evaluation in startups with multiple exits.



### Jackson Venditti Advisor

Experienced Talent Acquisition and Business Development Startup Advisor with Expertise in M&A, SaaS, HLS

# The Future of Fan Engagement Starts Now

Sports reality TV shows like Welcome to Wrexham have **changed fan expectations**















LAST CHANCE U
WELCOME TO WREXHAM
CRICKET FEVER
HARD KNOCKS
FORMULA 1
DRIVE TO SURVIVE
ALL OR NOTHING ARSENAL
SUNDERLAND 'TIL I DIE

**Fans Want More**



More access.
More behind the scenes.
More insider knowledge.
More ways to support.
More connection.
More community.
More VIP experiences.

**MORE FOR THEIR FANDOM.**

# But **teams struggle** to engage fans beyond match day and social media



### No Time

Small staffs are already challenged with the workload



### No Money

Limited budgets are focused on the game experience



### Knowledge

It's hard to keep up with the shifting tech & media landscape

This is especially true in **minor leagues** and **lower divisions**.

# We learned from **our experience** managing a lower division football club

We built a global audience for a little known Austrian football club. **It was harder than it should have been.**

**So we created a better way.**



# Meet  PLUS.FAN

"The Plus.Fan experience is **a game-changer** for our supporters. It's about creating a community that transcends borders and we're excited about the connection between the club and its fans."

Peter Clarke, Chairman, Carrick Rangers F.C.




**88**
% Subscriber
Retention at 3 mos


**50**
% Average content
engagement


**75**
% members from
out-of-market


**1**
Nomination for
League-Wide Award

**PLUS.FAN**

SaaS platform + AI guided playbook that **makes it easy to give fans more**



AI Guided Playbook

Membership

VIP Access

Surveys

Insider Content

Mobile App

Voting

Forum

Streaming

Gear & Gifts

# **Plus.Fan** unlocks **fan engagement**

Teams can easily create, optimize, distribute and monetize insider content, experiences, and memberships.



Mobile app & AI guided Playbook

New recurring revenue streams

Exclusive content & experiences

## Easily create, optimize, distribute and monetize **insider content, experiences, and memberships**







### Planning & Management

### Content Creation & Distribution

### Marketing & Fan Sign Up







BKLYN FC
Want exclusive insider access to Brooklyn FC?
Exclusive Insider-Only Content.
Invitations to virtual and member only events.
Behind-the-scenes, game day content and more.
Scan the code to get started or to learn more about Plus.Fan visit:
PLUS.FAN

# Plus.Fan creates **new revenue** for teams



### Partnerships
New opportunities for branded content for sponsors



### Ticketing
Membership helps upsell packages & early renewal



### Out-of-Market
Give fans that cannot attend a VIP experience

# The market is **large** and **growing**



**5B+ Fans**   **200K+ Teams**

Hardcore Global Fan Market
**$2.6B**
9% annual growth

Total Serviceable Market
**$824M**
English Speaking

**English Speaking Markets**
317M global hardcore fans
US, CA, UK, AUS, IN
$65M at 0.5% conversion

**Minor League** Teams
in global sports
with established fan base
soccer, cricket, rugby, hockey

# Most competitive offerings are **limited in capability** or only suitable for **large teams**



minor league
big time
point solutions
multi-function platforms
mailchimp
kickly
greenfly
PATREON
for artists
PLUS.FAN
for sports
INCROWD
FE VO
UZ
VRTL
Fanatics
sport& story
LunchTable
FanMaker


# Our business model is based on **long term partnerships**

Fans pay a subscription - no upfront cost to teams



**Fan Membership**
Teams create, configure and sell memberships to fans.
$6.99/mo avg

Standard Contract
**3 years**

**Revenue Share**
We share revenue with team on a sliding scale starting at 50/50

we are adding **>1 team per month**



**20+** teams, **8** countries, **4** sports,
since launching in January, 2024

# Pro Forma Financials



*Forward-looking projections cannot be guaranteed.*

Our **leadership team** has **sports, software** and **startup** experience





### Leadership Team

After 20+ years in big corporate, **Steve** founded Fan Owned Club gaining an inside view to sports team management. **Dave**, **Brad** and **Sumit** collectively bring 60+ years in the software industry including building, scaling and exiting eCommerce platform Slatwall in 2022. As a marketer and commercial leader, **Duncan** has worked with some of the biggest consumer and retail brands for 20 years, while **Harsh** brings deep experience leading technical and client operations in India.

### Advisory Team

**Helder** is the founder and president of IT and cybersecurity specialists, Machado.. **Peter** founded and exited WeTrack, sport event software used by FIFA and the Olympics. **Rob** is a multi-time media and advertising CXO with multiple exits.



Steve — CEO
Dave — Operations
Brad — Marketing
Sumit — Product
Duncan — Commercial
Harsh — India
Helder — Advisor
Peter — Advisor
Rob — Advisor

# We are raising **$750K** pre-seed

**1** **Product** > AI Playbook
Intelligent planning, strategy and content as well as analytics and APIs to integrate into team processes

**2** **Acquisition** > Teams
Accelerate team acquisitions with focus on leagues and strategic partnerships that bring multiple teams

**3** **Lean Support** > Automation
Tools, resources and automation to support volume with a lean support and minimum cost to serve



$50 — Debt
$139 — Committed
$561 — To Raise

# Invest now to be part of the
# future of fan engagement





**For More Information**

[www.plus.fan](http://www.plus.fan)

[info@plus.fan](mailto:info@plus.fan)